UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number:  001-38502

EURODRY LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

EuroDry Ltd. (NASDAQ: EDRY, the “Company” or “EuroDry”), an owner and operator of drybulk vessels and provider of seaborne transportation for drybulk cargoes, announced today that ERGINA SHIPPING LTD (“Ergina”), an affiliate of EuroDry’s CEO, elected to convert into shares of common stock part of the outstanding amount of a loan it provided to the Company on May 10, 2021; the conversion price was the average closing price over the fifteen business days prior to the conversion notice as per the terms of the loan. As result of the conversion, EuroDry issued 180,308 shares to Ergina for the converted loan amount of $3.3 million. After the conversion, the remaining outstanding amount of the loan provided by Ergina is $2.7 million.

As previously announced, the Ergina loan was provided as a bridge loan to partly finance, along with $5 million of sellers’ credit, the acquisition of M/V Blessed Luck, a 76,704 dwt drybulk vessel built in 2004 in Japan, for $12.12 million. The Company is in the process of arranging a bank loan with the acquired vessel as collateral, expected to be finalized within approximately three months, which will provide sufficient funds to repay the sellers’ credit and the remaining of the Ergina bridge loan. M/V Blessed Luck, upon delivery to the Company, entered into a charter agreement for a period between a minimum of 11 months and a maximum of about 13 months at a rate of $19,500/day.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-238235) filed with the U.S. Securities and Exchange Commission on May 13, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURODRY LTD.

Dated: June 4, 2021	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President